North America Structured Investments

12m Issuer Callable Contingent Interest Notes Linked to SPX/RTY

J.P.Morgan

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Summary of Terms

Issuer:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000.00
Underlyings :	S&P 500 Index and Russell 2000 Index
Pricing Date:	February 24, 2016
Final Review Date:	February 24, 2017
Maturity Date:	March 03, 2017
Monitoring Period:	The period from, but excluding, the Pricing Date to and including the final Review Date
Review Dates:	Quarterly
Contingent Interest Rate:	[7.00% - 9.00%]* per annum, paid quarterly at a rate of between 1.75% and 2.25%* quarterly, if applicable
Interest Barrier/Trigger Level:	With respect to each Underlying, an amount that represents 70% of its Initial Underlying Level.
Trigger Event	A Trigger Event occurs if, on any day during the Monitoring Period, the Underlying closing level of either Underlying is less than its Trigger Level.
CUSIP:	48128GLU2
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48128GLU2/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Certain Product Characteristics

We, at our election, may redeem the notes early, in whole but not in part, on any of the Call Dates, for each $1,000 principal amount note, equal to $1,000 plus any accrued and unpaid Interest Payment.

If the notes have not been called and (i) the Ending Underlying Value of each Underlying **is greater than or equal to** its Initial Underlying Value **or** (ii) a Trigger Event has **not** occurred, you will receive a cash payment at maturity, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Contingent Interest Payment applicable to the final Review Date.

If the notes have not been called and (i) the Ending Underlying Value **of either** Underlying is **less than** its Initial Underlying Value **and** (ii) a Trigger Event has occurred, at maturity you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Value of the Lesser Performing Underlying is less than its Initial Underlying Value, subject to any Contingent Interest Payment payable at maturity. Under these circumstances, your payment at maturity per $1,000 principal amount note, in addition to any Contingent Interest Payment, will be calculated as follows: $1,000 + ($1,000 × Lesser Performing Underlying Return)

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary pricing supplement

Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

Hypothetical Returns**

	Payment at Maturity (7.00% per annum Contingent Interest Rate)	Payment at Maturity
Least Performing Underlying Return	If a Trigger Event Has Not Occurred	If a Trigger Event Has Occurred
60.00%	$1,017.50	$1,017.50
40.00%	$1,017.50	$1,017.50
20.00%	$1,017.50	$1,017.50
5.00%	$1,017.50	$1,017.50
0.00%	$1,017.50	$1,017.50
-5.00%	$1,017.50	$967.50
-20.00%	$1,017.50	$817.50
-30.00%	$1,017.50	$717.50
-30.01%	N/A	$699.90
-60.00%	N/A	$400.00
-80.00%	N/A	$200.00

This table does not demonstrate how your coupon payments can vary over the term of your securities.

Contingent Interest

*If the notes have not been called and the closing level or closing price, as applicable, of each Underlying on any Review Date is greater than or equal to its Interest Barrier, you will receive on the applicable Interest Payment Date for each $1,000 principal amount note a Contingent Interest Payment equal to between $17.50 and $22.50 (equivalent to an interest rate of between 7.00% and 9.00% per annum, payable at a rate of between 1.75% and 2.25% per quarter).

**The hypothetical returns and hypothetical interest payments on the notes shown above apply only if you hold the notes for their entire term or until called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical interest payments shown above would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments IMAGE OMITTED 12m Auto Callable Contingent Interest Notes Linked to SPX/RTY IMAGE OMITTED

Selected Risks Your investment in the notes may result in a loss. The Notes do not guarantee any return of principal. The notes do not guarantee the payment of interest and may not pay interest at all. Any payment on the notes is subject to our credit risk. Therefore the value of the notes prior to maturity are subject to changes in the market’s view of our creditworthiness. You are exposed to the risks of the decline in value of each Underlying. Your payment at maturity may be determined by the lesser performing Underlying. Return is limited to the principal amount plus accrued interest regardless of any appreciation of the Underlyings, which may be significant. If the notes have not been automatically called and a Trigger Event has occurred, you will lose 1% of your principal for every 1% the final level of the lesser performing Underlying is less than its Initial Level. The benefit provided by the Trigger Level may terminate on any day during the Monitoring Period. The automatic call feature may force a potential early exit. There is no guarantee you will be able to reinvest the proceeds at a comparable interest rate for a similar level of risk. No dividend payments, voting rights, or ownership rights with the equity securities included in each Underlying. You are exposed to the risks associated with small capitalization companies.
Selected Risks (continued) JPMS’s estimated value will be lower than the original price (price to public) of the notes. JPMS’ estimated value does not represent future values and may differ from others’ estimates. The notes’ value which may be reflected in customer account statements may be higher than JPMS’ then current estimated value. JPMS’ estimated value is not determined by reference to our credit spreads for our conventional fixed rate debt. Lack of liquidity: JPMorgan Securities, LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal. Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent, hedging our obligations under the notes and making the assumptions to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the notes decline. The tax consequences of the notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes. The risks identified above are not exhaustive. Please see “Risk Factors” in the applicable product supplement and “Selected Risk Considerations” to the applicable preliminary pricing supplement for additional information. IMAGE OMITTED

Additional Information SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offering to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in the this offering will arrange to send you the prospectus and the prospectus supplement as well as any product supplement and preliminary y pricing supplement if you so request by calling toll-free 1-866-535-9248. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters. This material is not a product of J.P. Morgan Research Departments. Free Writing Prospectus Filed Pursuant to Rule 433, Registration Statement No, 333-199966

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com